WITHDRAWL REQUEST FOR FORM 8-A


May 23, 2023


EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe Equity Partners LLC Registration Statement on Form 8-A
(File No. 811-23877)


This letter is filed in reference to the Registration Statement on Form 8-A, Commission File No. 811-23877, of Lowe Equity Partners LLC (the Registrant), which was filed on May 16, 2023 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (the Form 8-A). The Registrant hereby requests the immediate withdrawal of the Form 8-A, including all exhibits thereto, without prejudice.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Peachtree Corners and state of Georgia on the 23rd day of May 2023.

LOWE EQUITY PARTNERS LLC

BY/s/ Emory L. Lowe
President/CEO


Attest/s/ Regina A. Thompson